Filed Pursuant to Rule 433

Registration No. 333-223463

FOR IMMEDIATE RELEASE

January 15, 2019

MONTEVIDEO, URUGUAY —

Tender Offer

The Republic of Uruguay (“Uruguay”) announced today the commencement of an offer to purchase for cash (the “Tender Offer”) bonds of each series of Global Bonds listed in the table below (collectively, the “Old Bonds” and each Old Bond, a “series” of Old Bonds) such that the aggregate Purchase Price to be paid for the Old Bonds tendered and accepted for purchase pursuant to the Tender Offer is equal to a maximum purchase amount for each series to be determined by Uruguay in its sole discretion (the “Maximum Purchase Amount”). The terms and conditions of the Tender Offer are set forth in the offer to purchase, dated Tuesday, January 15, 2019 (the “Offer to Purchase”). Capitalized terms used but not defined herein have the meanings assigned to them in the Offer to Purchase.

The Tender Offer is not conditioned upon any minimum participation of any series of Old Bonds but is conditioned, among other things, on the pricing, but not the closing, of a new USD bond of Uruguay due 2031 (the “New Bonds”) in an amount, with pricing and on terms and conditions acceptable to Uruguay in its sole discretion, with pricing terms expected to be announced at or around 2:00 p.m. and the final term sheet for the New Bonds Offering expected to be announced at or around 5:00 p.m. on Tuesday, January 15, 2019 (the “New Bonds Offering”).

The Tender Offer will commence at or around 8:00 a.m., New York time, on Tuesday, January 15, 2019 and, unless extended or earlier terminated, (i) expire at 12:00 noon, New York time, on Tuesday, January 15, 2019 for Non-Preferred Tenders (the “Non-Preferred Tender Period”), and (ii) expire at 12:00 noon, New York time, on Tuesday, January 15, 2019 for Preferred Tenders (the “Preferred Tender Period”). The settlement of the Tender Offer is scheduled to occur on Tuesday, January 22, 2019 (the “Tender Offer Settlement Date”). The purchase price to be paid for each series of Old Bonds tendered and accepted pursuant to the Tender Offer will be the fixed price indicated in the table below (the “Purchase Price”). Holders whose Old Bonds are accepted in the Tender Offer will also receive any accrued and unpaid interest on the Old Bonds up to (but excluding) the Tender Offer Settlement Date (the “Accrued Interest”). Accrued Interest will be payable in cash.

Old Bonds	Outstanding Principal Amount as of Monday, January 14, 2019		ISIN	CUSIP	Common Code	Purchase Price (per US$1,000 Principal Amount)		Purchase Price (%)
8.000% Global Bonds due 2022 (“2022 Bonds”)	US$	550,576,831	US917288BC52	917288BC5	023617129	US$	1,134.01	113.401%
4.500% Global Bonds due 2024 (“2024 Bonds”)	US$	1,292,743,186	US760942AZ58	760942AZ5	096139942	US$	1,032.25	103.225%
4.375% Global Bonds due 2027 (“2027 Bonds”)	US$	2,100,000,000	US760942BB71	760942BB7	131158840	US$	1,022.75	102.275%

During the Non-Preferred Tender Period or Preferred Tender Period, as applicable, a holder of Old Bonds may place orders to tender Old Bonds (“Tender Orders”) only through one of the Dealer Managers (as defined below). Holders will NOT be able to submit tenders through Euroclear Bank SA/NV (“Euroclear”), Clearstream Banking, société anonyme (“Clearstream”) or the Depository Trust Company (“DTC”) systems. If a holder does not have an account with a Dealer Manager, such holder may place a tender offer through any broker, dealer, commercial bank, trust company, other financial institution or other custodian that it customarily uses that has an account with a Dealer Manager. Your broker must contact one of the Dealer Managers to submit a Tender Order on your behalf.

J.P. Morgan Securities LLC, as the billing and delivering bank for the Tender Offer (in such capacity, the “Billing and Delivering Bank”), will consolidate all Tender Orders and, upon instruction of Uruguay, accept Old Bonds for purchase pursuant to the Tender Offer, subject to proration as described in the Offer to Purchase, at or around 8:00 a.m., New York time, on Wednesday, January 16, 2019 or as soon as possible thereafter. Each of Uruguay and the Billing and Delivering Bank reserves the right, in the sole discretion of each of them, not to accept any Tender Orders for any reason. Tender Orders by a holder of Old Bonds must be in Permitted Tender Amounts as set forth in the Offer to Purchase.

There is no letter of transmittal for the Tender Offer. If you hold Old Bonds through DTC, they must be delivered to the Billing and Delivering Bank for settlement no later than 3:00 p.m., New York time, on the Tender Offer Settlement Date. If you hold Old Bonds through Euroclear or Clearstream, the latest process you can use to deliver your Old Bonds to the Billing and Delivering Bank is the overnight process, one day prior to the Tender Offer Settlement Date; you may not use the optional daylight process. Failure to deliver Old Bonds on time may result (i) in the cancellation of your tender and in you becoming liable for any damages resulting from that failure, (ii) in the case of Preferred Tenders (a) in the cancellation of any allocation of New Bonds in the New Bonds Offering in respect of your related Indication of Interest (as defined below) and/or (b) in the cancellation of your tender and in your remaining obligation to purchase your allocation of New Bonds in respect of your related Indication of Interest and/or (iii) in the delivery of a buy-in notice for the purchase of such Old Bonds, executed in accordance with customary brokerage practices for corporate fixed income securities. Any holder whose tender is cancelled will not receive the Purchase Price or Accrued Interest. Holders will not have withdrawal rights with respect to any tenders of Old Bonds in the Tender Offer. Old Bonds accepted for purchase will be settled on a delivery versus payment basis with the Billing and Delivering Bank on the Tender Offer Settlement Date in accordance with customary brokerage practices for corporate fixed income securities.

All Old Bonds that are tendered pursuant to Tender Orders placed through a Dealer Manager and accepted will be purchased by the Billing and Delivering Bank in such amounts as Uruguay shall determine and subject to the terms and conditions of the Offer to Purchase. Only the Billing and Delivering Bank will be liable for the payment of the Purchase Price and Accrued Interest for Old Bonds validly tendered and accepted as instructed by Uruguay. Uruguay will not be liable under any circumstances for any payment of the Purchase Price and Accrued Interest to the holders of Old Bonds tendered in the Tender Offer. The Billing and Delivering Bank shall not be liable for payments to any holder of Old Notes validly tendered and accepted for purchase if such holder fails to deliver such Old Notes on or prior to the settlement of the Tender Offer as described in the Offer to Purchase. Tender Orders that are not for Permitted Tender Amounts will not be accepted.

The Tender Offer is subject to Uruguay’s right, at its sole discretion and subject to applicable law, to instruct the Billing and Delivering Bank to extend, terminate, withdraw, or amend the Tender Offer at any time. Each of Uruguay, the Billing and Delivering Bank and the Dealer Managers reserve the right, in the sole discretion of each of them, not to accept tenders for any reason.

The Offer to Purchase may be downloaded from the Information Agent’s website at http://www.gbsc-usa.com/uruguay or obtained from the Information Agent, Global Bondholder Services Corporation, 65 Broadway – Suite 404, New York, New York 10006 (Tel. +1 (212) 430 3774, or toll free +1 (866) 470-3800) Attention: Corporate Actions, or from any of the Dealer Managers.

The Dealer Managers for the Tender Offer are:

Itau BBA USA Securities, Inc. 767 Fifth Avenue, 50th Floor New York, New York 10153 United States of America Attention: Liability Management Group Collect: (212) 710-6749 Toll free: (888) 770-4828	J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 United States of America Attention: Latin America Debt Capital Markets Collect: (212) 834-7279 Toll free: (866) 846-2874	Scotia Capital (USA) Inc. 250 Vesey Street New York, New York 10281 United States of America Attention: Debt Capital Markets Collect: (212) 225-5559 Toll free: (800) 372-3930

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

Uruguay has filed a registration statement (including the prospectus supplement and the prospectus) with the SEC for the New Bonds Offering and the issuance of New Bonds. Before you invest, you should read the prospectus in the registration statement and other documents that Uruguay has filed with the SEC for more complete information about Uruguay and such offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Dealer Managers or the Information Agent, as the case may be, will arrange to send you the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

The following additional information of Uruguay is available from the SEC website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/102385/000119312519009422/0001193125-19-009422-index.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312518286888/0001193125-18-286888-index.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312518072100/d526658dsb.htm

Contact information:

Global Bondholder Services Corporation

Attention: Corporate Actions

65 Broadway – Suite 404

New York, New York 10006

Banks and Brokers call: +1 (212) 430-3774

Toll free: +1 (866) 470-3800

website: http://www.gbsc-usa.com/uruguay/

Important Notice

This announcement is not an offer to purchase or a solicitation of an offer to sell the Old Bonds. The Tender Offer will be made only by and pursuant to the terms of the Offer to Purchase, as may be amended or supplemented from time to time.

The distribution of materials relating to the New Bonds Offering and the Tender Offer, and the transactions contemplated by the New Bonds Offering and Tender Offer, may be restricted by law in certain jurisdictions. Each of the New Bonds Offering and the Tender Offer is made only in those jurisdictions where it is legal to do so. The New Bonds Offering and the Tender are void in all jurisdictions where they are prohibited. If materials relating to the New Bonds Offering or the Tender Offer come into your possession, you are required to inform yourself of and to observe all of these restrictions. The materials relating to the New Bonds Offering and the Tender Offer do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Bonds Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Bonds Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

In any EEA Member State this communication is only addressed to and is only directed at qualified investors within the meaning of the Prospectus Directive.

The New Bonds have not been registered with the Comisión Nacional de Valores and may not be offered publicly in Argentina. The New Bonds may not be publicly distributed in Argentina. Neither the issuer nor the underwriters will solicit the public in Argentina in connection with the New Bonds Offering.

The New Bonds have not been and will not be issued nor publicly placed, distributed, offered or negotiated in the Brazilian capital markets. The issuance of the New Bonds has not been nor will be registered with the Securities Commission of Brazil (Comissão de Valores Mobiliários, or “CVM”). Any public offering or distribution, as defined under Brazilian laws and regulations, of the New Bonds in Brazil is not legal without prior registration under Law No. 6,385/ of December 7, 1976, as amended, and Instruction No. 400, issued by the CVM on December 29, 2003, as amended. Documents relating to the New Bonds Offering, as well as information contained therein, may not be supplied to the public in Brazil (as the New Bonds Offering is not a public offering of securities in Brazil), nor be used in connection with any offer for subscription or sale of the New Bonds to the public in Brazil. Therefore, each of the underwriters has represented, warranted and agreed that it has not offered or sold, and will not offer or sell, the New Bonds in Brazil, except in circumstances which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian laws and regulations. Persons wishing to offer or acquire the New Bonds within Brazil should consult with their own counsel as to the applicability of registration requirements or any exemption therefrom.

With respect to persons in Hong Kong, the New Bonds Offering and the Tender Offer are only made to, and are only capable of acceptance by, “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder. No person or entity may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the New Bonds, Old Bonds or the Tender Offer, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong other than with respect to the Old Bonds which are or are intended to be tendered, or New Bonds which are intended to be purchased, only by persons outside Hong Kong or only by “professional investors” as defined in the SFO and any rules made under thereunder.

In the Netherlands, the New Bonds may not be offered or sold, directly or indirectly, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Neither the communication of this announcement nor any other offer material relating to the New Bonds Offering and the Tender Offer has been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000 (as amended, “the FSMA”). This announcement is only being distributed to and is only directed: at (i) persons who are outside the United Kingdom; or (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Order; persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.) of the Order; or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) may otherwise lawfully be communicated or caused to be communicated (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

*        *         *

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

4